

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2010

Shimon Yitzhaki
President and Chief Executive Officer
Elbit Imaging LTD.
2 Weitzman Street
Tel Aviv 64239
Israel

      Re: **Elbit Imaging LTD.**
             Form 20-F for the fiscal year ended December 31, 2008
             File No. 000-28996

Dear Mr. Yitzhaki:

      We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Tom Kluck
               Legal Branch Chief